Exhibit 99.1

                        CBD announces fourth quarter and
                              2003 year-end results


Sao Paulo, Brazil, February 10, 2004 - Companhia Brasileira de Distribuicao
(CBD) - (BOVESPA: PCAR4; NYSE: CBD), announces its fourth quarter and 2003 year-end results. The Company's operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons refer to the year of 2002.

|X| Gross sales totaled R$ 12.8 billion in the year, representing a 14.7% growth over 2002;

|X| Net sales increased 3.5% in the fourth quarter, amounting to R$ 3.0 billion;

|X| Gross margin reached 27.1% in the fourth quarter and 28.2% in 2003, compared to a 28.0% margin registered in 2002;

|X| EBITDA was R$ 264.7 million in the fourth quarter, with an 8.9% margin compared to an 8.3% margin in the same period of 2002. In 2003, EBITDA reached R$ 901.7 million, with an 8.3% margin and 15.4% growth over 2002;

|X|      Pre-tax income rose by 69.6% in 2003;

|X| Net income in the quarter reached R$ 76.1 million, amounting to R$ 225.5 million in 2003.




 [GRAPHIC]


Companhia Brasileira de Distribuicao (CBD) operates 497 stores in 12 Brazilian states. CBD operates under three formats: supermarkets (Pao de Acucar and CompreBem Barateiro divisions), hypermarkets (Extra) and consumer electronic/home appliance stores (Extra-Eletro).

Comments on Sales Performance

Gross sales in 2003 reached R$ 12.8 billion, representing a 14.7% growth over the R$ 11.2 billion registered in 2002. Net sales in the quarter rose by 14.3%, amounting to R$ 10.8 billion. In the fourth quarter, gross sales totaled R$ 3.5 billion, a 4.0% increase over the previous year, and net sales reached R$ 3.0 billion, up 3.5%.

                               Annual Gross Sales
                             (Nominal - R$ billion)

        1995    1996    1997    1998    1999    2000    2001    2002    2003
        2.9     3.5     3.6     5.1     6.9     9.1     9.5     11.2    12.8


2003 presented an adverse environment for retailers that faced an increase in unemployment levels, consumer income reduction, low level of consumer confidence, besides high interest rates. In this scenario, it was registered an increase in the consumption of basic products, whose value-added are lower, such as second line products and private brand products, to the detriment of traditional brands and discretionary products. The retailing companies also saw a soft environment for non-food products, mainly for consumer electronics/home appliances, due to a lack of more attractive credit conditions.

In this context, CBD registered a 6.3% increase in same store sales (7.1% decline in real terms, adjusted by IPCA - Brazilian Extended Consumer Price Index). Major highlights came from Extra and CompreBem Barateiro Business Units, which registered an increase in the number of transactions on a same-store basis.

Food product sales rose 7.6% on a same-store basis outperforming non-food product sales, which grew 1.3%. In the fourth quarter, non-food sales grew 9.9% on a same-store basis, its first signs of recovery.

                          Same Store Sales Performance

                12-02   1-03    2-03    3-03    4-03    5-03    6-03    7-03    8-03    9-03    10-03   11-03   12-03

Non-Food        -0.8%   0.0%    2.6%    3.2%    -6.8%   -10.2%  -7.7%   -5.8%   -0.7%   2.9%    3.6%    13.8%   11.2%
Food             8.1%  12.5%   15.0%    4.0%    26.7%    13.2%   8.3%    7.8%    8.8%   4.7%    3.6%    -3.3%   -1.5%


The Company considers its sales performance quite satisfactory in 2003, which, according to the Brazilian Supermarket Association (ABRAS), was the worst year for the food retail industry in Brazil since 1991. For 2004, better conditions for consumption recovery are expected, resulting from prospects for an increase in purchasing power, declining interest rates and higher consumer confidence. In this sense, CBD believes that the solid bases built over the last years in terms of operating efficiency, infrastructure and competitiveness, will translate to market share gains in a recovery.

Gross Margin grew by 20 basis points

The 28.2% gross margin registered by the Company in 2003 was higher than the 28.0% margin presented in 2002. Such hike resulted from the combination of efficient price management, gains of scale with suppliers, besides an increase in sales of higher margin items, such as second line products (first price) and private brands. In the fourth quarter, gross margin, which is usually lower in this time of year, due to seasonal promotional sale of products at lower prices, reached 27.1%, above the 26.9% registered in the same quarter of 2002. In 2003, reported gross income was R$ 3.0 billion, 15.0% higher than 2002. For the quarter, gross profit amounted to R$ 811.7 million, corresponding to a 4.5% growth over the fourth quarter of 2002.

EBITDA: margins of 8.3% in 2003 and 8.9% in the fourth quarter

In 2003, operating expenses as a percentage of net sales reached 19.8%, a fairly stable level YoY. However, in the fourth quarter, expenses level reached 18.3%; lower than the 18.5% registered in the same period of 2002, already reflecting some of the measures taken by the Company during the year, aiming at increasing productivity gains and a more efficient structure. Examples of expenses that were reduced include personnel, electric power, advertisement and outsourced services.

In 2003, EBITDA presented a 15.4% increase, amounting to R$ 901.7 million, with an 8.3% margin, stable compared to 2002. In the fourth quarter, EBITDA grew 10.0%, totaling R$ 264.7 million, with margin of 8.9%, 60 basis points above the 8.3% reported in the same period of 2002.


                        1995    1996    1997    1998    1999    2000    2001    2002    2003

Gross Margin            25.1%   25.2%   26.7%   27.1%   27.0%   27.5%   27.9%   28.0%   28.2%
Operating Expenses      21.5%   21.6%   21.6%   20.9%   19.7%   19.6%   20.0%   19.7%   19.8%
EBITDA Margin            3.6%    3.6%    5.1%    6.2%    7.3%    7.9%    7.9%    8.3%    8.3%

Financial Result: recovery signs in the fourth quarter

2003 was marked by high funding rates and low credit revenues, which caused a negative impact on the Company's financial result. The average Selic rate (Brazilian Central Bank Rate) in 2003 was 23.1%, against 19.5% in 2002. Net financial expenses totaled to R$ 184.8 million, higher than the R$ 162.9 million expenses registered in the same period of 2002. In the fourth quarter, such trend started to show the first recovery signs, as a consequence of declining interest rates and the beginning of a gradual electronic products/home appliances goods sale retaking. Net financial expenses in the fourth quarter reached R$ 16.2 million, against R$ 102.7 million registered in the same period of previous year.

Income before Income Tax: 69.6% growth in the year

Income before Income Tax in 2003 reached R$ 215.8 million, corresponding to a 69.6% increase over the R$ 127.3 million presented in 2002. In the fourth quarter, reported figure was R$ 95.7 million, which represented a significant improvement compared to R$ 23.6 million loss before Income Tax registered in the same period of 2002.



Net Income of R$ 225.5 million in 2003

In spite of the significant increase registered in EBT, net income presented in the fourth quarter and in 2003 presented a reduction on a YoY comparison, caused by a lower volume of income tax credits resulting from previous acquisitions.

Net income in 2003 reached R$ 225.5 million, 8% lower than the R$ 245.1 million reported in 2002. In the fourth quarter, net income was R$ 76.1 million, compared to R$ 102.5 million in the same period of 2002.

We highlight that the 2003 performance was built by the quality of operating results, which were quite superior to 2002 results. The increase in gross margin, EBITDA and income before income tax, positively reflects the strategy adopted by the Company.



Proposed Dividends

On December 31, 2003, the management proposed for deliberation in General Shareholders' Meeting, dividends to be paid, calculated as follows:

R$ thousand
Net income of the period                                             225,545
Income to be realized                                                  4,899
Legal reserve                                                        (11,277)
                                                                     --------
Dividends calculation basis                                          219,167

Mandatory minimum dividends                                           54,792
                                                                     -------

Dividends to be distributed will be appropriated from 2003 net income.

Receivables Investment Fund

In order to reduce the need of financing receivables from the Company's customers, the structuring and incorporation of Pao de Acucar Receivables Investment Fund was concluded.

The Fund aims to acquire receivables held by the Company and its subsidiaries from the sale on credit of products and services to their clients through credit cards, post-dated checks, installment sales, tickets and purchase vouchers.

The Fund's net worth amounts to R$ 400 million in senior shares and R$ 100 million in subordinated shares. Expected average return is 102.8% of CDI (Brazilian overnight rate).

It is a five-year fund with scheduled redemptions after the end of the third year, being renewable for additional five-year period.


Investments

In the fourth quarter 2003, investments amounted to R$ 198.8 million (R$ 539.4 million accumulated in 2003), mainly directed to the opening of new stores and remodeling and converting existing stores. Main investments performed in the quarter are listed below:

1. Opening of new stores

   -  A Pao de Acucar store in the state of Ceara;
   - Three Extra stores (two in the city of Sao Paulo and one in Rio de Janeiro), besides the building of a new Extra store in the city of Belo Horizonte (Minas Gerais state) to be opened in 2004, and two Extra Eletro stores;
   -  Opening of two gas stations and building of other two;
   -  Four CompreBem Barateiro stores.

2. Stores Remodeling

   - 21 CompreBem Barateiro stores, two Extra Eletro stores, 16 Extra stores and 13 Pao de Acucar stores.

3. Stores Conversion

   -  Conversion of Se stores into Pao de Acucar and CompreBem Barateiro stores;
   -  Two Pao de Acucar stores were converted into CompreBem Barateiro stores.

4. Purchase of lands located in strategic places;

5. Investments in information technology and distribution centers.

New Partnership in Rio de Janeiro State

CBD announced at the end of 2003, a partnership with Sendas, a supermarket chain in Rio de Janeiro State, through the incorporation of a new company, involving no financial disbursement from any of the parties, which will both hold a 50% stake in the voting capital of the new company.

The new partnership, under CBD's operating control, will have 106 stores and estimated annual gross revenues of R$ 3.5 billion. Such initiative is strategically important for the Company, since it significantly strengthens CBD's presence in the second largest Brazilian state in consumption terms, providing additional gains of productivity and scale.

       Consolidated Income Statement - Corporate Law Method (thousand R$)
       -----------------------------------------------------------------

                                                    4th Quarter                             Year
                                        ---------------------------------   -----------------------------------
                                          2003          2002          %         2003         2002           %
                                        ---------------------------------   -----------------------------------

Gross Sales Revenue                     3,541,194     3,404,174      4.0%     12,788,363   11,154,079    14.7%
Net Sales Revenue                       2,990,511     2,889,992      3.5%     10,806,339    9,454,669    14.3%
Cost of Goods Sold                     (2,178,852)   (2,113,611)     3.1%     (7,764,257)  (6,809,588)   14.0%
Gross Profit                              811,659       776,381      4.5%      3,042,082    2,645,081    15.0%
Operating Expenses (Income)
  Selling                                (438,183)     (443,431)    -1.2%     (1,709,360)  (1,513,825)   12.9%
  General and Administrative             (108,810)      (92,413)    17.7%       (430,999)    (350,066)   23.1%
Total Operating  Expenses                (546,993)     (535,844)     2.1%     (2,140,359)  (1,863,891)   14.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA         264,666       240,537     10.0%        901,723      781,190    15.4%
Depreciation                              (92,213)      (84,262)     9.4%       (335,008)    (273,081)   22.7%
Amortization of the Deferred Assets       (41,836)      (45,762)    -8.6%       (119,366)    (140,536)  -15.1%
Earnings before interest and taxes
-EBIT                                     130,617       110,513     18.2%        447,349      367,573    21.7%
Taxes and Charges                         (10,942)      (28,189)   -61.2%        (43,153)     (71,456)  -39.6%
Financial Income                          141,895        57,141    148.3%        575,258      438,788    31.1%
Financial Expenses                       (158,079)     (155,390)     1.7%       (755,586)    (583,827)   29.4%
Currency Variation                                       (4,479)                  (4,478)     (17,910)
  Net Financial Income (Loss)             (16,184)     (102,728)   -84.2%       (184,806)    (162,949)   13.4%
Equity Income/Loss
with Investment in Controlled Entity       (4,883)       (5,091)                  (8,835)     (10,357)
Operating Results                          98,608       (25,495)   486.8%        210,555      122,811    71.4%
Non-Operating Results                      (2,890)        1,894                    5,267        4,480
Income Before Income Tax                   95,718       (23,601)   505.6%        215,822      127,291    69.6%
  Income Tax                              (19,607)      126,074                    9,723      117,831
Net Income                                 76,111       102,473    -25.7%        225,545      245,122    -8.0%
Net Income (Loss) per 1,000 shares           0.67          0.91    -25.9%           1.99         2.17    -8.2%
No of shares (in thousand)            113,442,239   113,186,139              113,442,239  113,186,139


% of Net Sales                          4Q 03         4Q 02             2003            2002
------------------------------       ----------     ---------         --------        --------
Gross Profit                            27.1%         26.9%             28.2%           28.0%
Total Operating Expenses               -18.3%        -18.5%            -19.8%          -19.7%
  Selling                              -14.7%        -15.3%            -15.8%          -16.0%
  General and Administrative            -3.6%         -3.2%             -4.0%           -3.7%
EBITDA                                   8.9%          8.3%              8.3%            8.3%
Depreciation                            -3.1%         -2.9%             -3.1%           -2.9%
Amortization of the Deferred Assets     -1.4%         -1.6%             -1.1%           -1.5%
EBIT                                     4.4%          3.8%              4.1%            3.9%
Taxes and Charges                       -0.4%         -1.0%             -0.4%           -0.8%
Net Financial Income (Expense)          -0.5%         -3.6%             -1.7%           -1.7%
Income Before Income Tax                 3.2%         -0.8%              2.0%            1.3%
Income Tax                              -0.7%          4.4%              0.1%            1.3%
Net Income (Loss)                        2.5%          3.5%              2.1%            2.6%

        Consolidated Balance Sheet - Corporate Law Method (thousand R$)
        ---------------------------------------------------------------
               ASSETS                       4Q 03         3Q 03          4Q 02
-------------------------------------    ----------     ---------     ----------
Current Assets                           3,220,132      2,968,511     3,733,022
  Cash and Banks                           144,380         55,885       141,463
  Short-Term Investments                   837,533        631,658       993,695
  Credit                                   603,986        868,616     1,087,891
    Installment Sales                       32,103        149,743       233,809
    Post-Dated Checks                       19,763         68,876       116,310
    Credit Cards                           499,431        581,475       644,089
    Tickets, vouchers and others            56,876         90,674       124,870
    Allowance for Doubtful Accounts         (4,187)       (22,152)      (31,187)
  Inventories                              943,634        811,796       980,794
  Advances to suppliers and employees       43,161         41,406        12,351
  Taxes recoverable                        399,132        355,503       347,891
  Others                                   248,306        203,647       168,937
Long-Term Receivables                      837,658        723,914       667,610
  Deferred Income Tax                      298,875        301,386       257,753
  Accounts Receivable                      279,689        277,368       285,735
  Investment Fund                          104,501           -             -
  Others                                   154,593        145,160       124,122
Permanent Assets                         4,882,114      4,818,600     4,787,058
  Investments                              241,068        255,176       271,088
  Property, Plant and Equipment          3,986,044      3,868,966     3,741,504
  Deferred Charges                         655,002        694,458       774,466
    Goodwill                               592,609        622,503       669,254
    Currency Variation                        -              -            4,478
    Pre-operating expenses                  62,393         71,955       100,734
                                         ----------     ---------     ----------
        TOTAL ASSETS                     8,939,904      8,511,025     9,187,690


        LIABILITIES                         4Q 03         3Q 03          4Q 02
-------------------------------------    ----------     ---------      ---------
Current Liabilities                      2,853,957      2,596,965     3,229,408
  Suppliers                              1,190,217        838,640     1,409,616
  Financing*                             1,326,733      1,489,172     1,486,120
  Payable on Purchase of Assets              8,263          8,923         6,237
  Debentures                                61,024         39,419        79,991
  Taxes                                     53,574         53,821        35,534
  Salaries and Payroll Charges             112,196        121,201        98,030
  Dividends                                 54,792           -           59,441
  Others                                    47,158         45,789        54,439
Long-Term Liabilities                    2,317,525      2,172,586     2,366,242
  Financing*                               639,659        555,086       873,416
  Payable on Purchase of Assets              2,962          2,919         2,748
  Debentures                               441,413        440,860       476,258
  Taxes in Installments                    107,954         92,403          -
  Provision for Income Tax                  48,410         46,063        92,519
  Provision for Contingencies            1,072,244      1,028,575       896,472
  Others                                     4,883          6,680        24,829
Shareholder's Equity                     3,768,422      3,741,474     3,592,040
  Capital                                3,157,178      2,979,428     2,749,774
  Capital Reserves                         172,122        344,242       344,242
  Profits Reserves                         439,122        417,804       498,024
                                         ----------     ---------     ----------
        TOTAL LIABILITIES                8,939,904      8,511,025     9,187,690

  * CBD is not exposed to exchange variation effects since it contracts swap transactions backed to CDI (Brazilian Overnight rate) in foreign currency loans.

              Net Sales Breakdown per Business Unit (R$ thousand)
              --------------------------------------------------
4th Quarter                  2003       %            2002       %       Var.(%)
---------------------    -------------------    ---------------------  --------
Pao de Acucar               879,021   29.4%         899,566   31.1%       -2.3%
Extra                     1,507,784   50.4%       1,383,513   47.9%        9.0%
CompreBem Barateiro         525,625   17.6%         519,665   18.0%        1.1%
Extra Eletro                 78,081    2.6%          87,248    3.0%      -10.5%
--------------------------------------------------------------------------------
CBD                       2,990,511  100.0%       2,889,992  100.0%        3.5%
--------------------------------------------------------------------------------

Accumulated                  2003       %            2002       %       Var.(%)
---------------------    -------------------    ---------------------  --------
Pao de Acucar             3,435,507   31.8%       3,036,819   32.1%       13.1%
Extra                     5,194,998   48.0%       4,432,772   46.9%       17.2%
CompreBem Barateiro       1,921,276   17.8%       1,658,171   17.5%       15.9%
Extra Eletro                254,558    2.4%         326,907    3.5%      -22.1%
---------------------    -------------------    ---------------------  --------
CBD                      10,806,339  100.0%       9,454,669  100.0%       14.3%
---------------------    -------------------    ---------------------  --------
Se stores were already converted into CBD's formats. CompreBem Recife stores were incorporated in Pao de Acucar Business Unit.


                        Sales Breakdown (% of net sales)
                        -------------------------------
                        2002                           2003
                        ----     -----------------------------------------------
                        Year      1Q        2Q        3Q        4Q        Year
                        ----     -----------------------------------------------
Cash                    53.7     55.2%     53.3%     52.6%     52.0%      53.2%
Credit Card             31.9%    32.1%     34.1%     34.1%     34.9%      33.8%
Food Voucher             6.5%     6.5%      6.6%      7.1%      7.3%       6.9%
Credit                   7.9%     6.2%      6.0%      6.2%      5.8%       6.1%
  Post-Dated Checks      4.8%     4.2%      4.3%      4.1%      3.6%       4.1%
  Installment Sales      3.1%     2.0%      1.7%      2.1%      2.2%       2.0%


                  Data per Business Unit on December 31, 2003
                  -------------------------------------------
                               #               #              #          Sales
                           Checkouts       Employees       Stores      area (m2)
                           ---------       ---------       ------      ---------
Pao de Acucar                 2,643         16,286           208         273,016
Extra                         3,032         19,936            62         462,195
CompreBem Barateiro           1,929          9,169           172         211,517
Extra Eletro                    179            703            55          35,973
                           ---------       ---------       ------      ---------
        Total Stores          7,783         46,094           497         982,701
Headquarters                                 2,998
Loss prevention (security)                   3,183
Distribution Centers                         3,282
                           ---------       ---------       ------      ---------
        Total CBD             7,783         55,557           497         982,701

                            Stores by Business Unit
                            -----------------------

              Pao de               Extra-     CompreBem         Se e                Sales       Number of
              Acucar     Extra     Eletro     Barateiro     Comprebem(PE)   CBD   area (m2)     Employees
              ------     -----     ------     ---------     -------------   ---   ---------     ---------
12/31/2002      188        60         54          148             50        500    979,723        57,898
---------------------------------------------------------------------------------------------------------
Open              1                    3                                      4
Closed           (3)                  (4)          (4)            (5)       (16)
Converted        14                                19            (33)         -
---------------------------------------------------------------------------------------------------------
9/30/2003       200        60         53          163             12        488    971,266        55,690
---------------------------------------------------------------------------------------------------------
Open              1         3          2            4                        10
Closed                     (1)                                               (1)
Converted         7                                 5            (12)         -
---------------------------------------------------------------------------------------------------------
12/31/2003      208        62         55          172              0        497    982,701        55,557
---------------------------------------------------------------------------------------------------------


                      Productivity Indexes (in nominal R$)
                      ------------------------------------

Net Sales per m2/month
----------------------
                        4Q 03      4Q 02     Var.(%)      2003      2002      Var.(%)
                        ----------------------------      ---------------------------

Pao de Acucar            1,089      1,181     -7.8%        1,101     1,067      3.2%
Extra                    1,105      1,017      8.7%          950       848     12.0%
CompreBem Barateiro        857        890     -3.7%          823       745     10.5%
Extra Eletro               740        777     -4.8%          617       704    -12.4%
                        -------    -------   ------       --------   ------  -------
        CBD              1,034      1,024      1.0%          949       880      7.8%


Net Sales per Employee/month
----------------------------
                        4Q 03      4Q 02     Var.(%)      2003      2002      Var.(%)
                        ----------------------------      ---------------------------
Pao de Acucar           17,828    17,665       0.9%       16,932    16,039      5.6%
Extra                   24,726    24,244       2.0%       21,940    19,952     10.0%
CompreBem Barateiro     18,840    19,081      -1.3%       17,695    16,658      6.2%
Extra Eletro            37,277    26,842      38.9%       26,610    23,912     11.3%
                        -------    -------   ------       --------   ------  -------
        CBD             21,347    21,097       1.2%       19,484    18,124      7.5%



Average Ticket - Net Sales
--------------------------
                        4Q 03      4Q 02     Var.(%)      2003      2002      Var.(%)
                        ----------------------------      ---------------------------
Pao de Acucar             20.1      19.6       2.6%         19.6      18.5      5.9%
Extra                     41.8      39.7       5.3%         39.4      37.0      6.5%
CompreBem Barateiro       15.7      15.3       2.6%         14.9      13.4     11.2%
Extra Eletro             273.5     259.1       5.6%        281.8     269.8      4.4%
                        -------    -------   ------       --------   ------  -------
        CBD               26.4      25.8       2.3%         25.2      23.8      5.9%



Net Sales per Checkout/month
----------------------------
                        4Q 03      4Q 02     Var.(%)      2003      2002      Var.(%)
                        ----------------------------      ---------------------------
Pao de Acucar          111,756   117,004      -4.5%      110,972   105,642      5.0%
Extra                  168,536   153,539       9.8%      142,484   128,123     11.2%
CompreBem Barateiro     93,589    96,420      -2.9%       88,835    80,962      9.7%
Extra Eletro           148,127   168,241     -12.0%      124,317   152,981    -18.7%
                       -------   -------     ------      --------  -------   -------
        CBD            130,489   129,520       0.7%      119,349   111,476      7.1%


   * Information referring to sales areas, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

                  Fourth Quarter 2003 Results Conference Call
                  -------------------------------------------

CBD will promote the fourth Quarter 2003 results disclosure teleconferences on Thursday, February 12, 2004.

-   Local Teleconference
    At 11:00 a.m. (Brazilian time). For registration, please call (55 11) 3216-1490 a few minutes prior to the beginning of the teleconference.

-   International Teleconference:
    At 12:00 p.m. (Brazilian time); 9:00 a.m. (ET USA). For registration, please call (+1 973) 582-2741, pass code CBD or 4485182, a few minutes prior to the beginning of the teleconference.






Investor Relations Department
-----------------------------

Fernando Tracanella
Investor Relations Director
Daniela Sabbag
Coordinator
Tel.: 55 (11) 3886 0421        Fax: 55 (11) 3884 2677
cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

--------------------------------------------------------------------------------
Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.
--------------------------------------------------------------------------------